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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No.  2)*


                     DATA SWITCH CORPORATION
            -------------------------------------------
                         (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE
            ------------------------------------------
                  (Title of Class of Securities)


                            237863105
                   --------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                         Page 1 of  7  Pages

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       CUSIP No.  237863105            13G           Page  2  of  7  pages
                  ---------                              -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WECHSLER & CO., INC. (formerly Wechsler & Krumholz, Inc.) 13-1944376

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) |X|
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                898,016
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             Not Applicable
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                898,016
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                Not Applicable
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           898,016
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*                                          | |

       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.9%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           BD
       -------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
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       CUSIP No.  237863105            13G           Page  3  of  7  pages
                  ---------                              -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norman J. Wechsler

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) |X|
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                898,016
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             Not Applicable
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                898,016
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                Not Applicable
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           898,016
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
           CERTAIN SHARES*                                          | |

       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.9%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
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Item 1(a).     Name of Issuer:

               DATA SWITCH CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One Enterprise Drive
               Shelton, CT  06484

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i)
               Wechsler & Co., Inc., (formerly known as Wechsler & Krumholz, Inc.) and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               105 South Bedford Road
               Suite 310
               Mount Kisco, NY  10549

Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and
               Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               237863105

Item 3.        Type of Reporting Person:

               Wechsler & Co., Inc. is a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934. Mr. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, would likely be considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc.
               Mr. Wechsler's beneficial ownership of the Common Stock of the Issuer does not exceed 1% of such class of securities of the Issuer, exclusive of Common Stock beneficially owned by Wechsler & Co., Inc. All of such equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and


                              Page 4 of 7 Pages
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               not with the purpose nor with the effect of
               changing nor influencing the control of the Company, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    Each Reporting Person beneficially owns
                    898,016 shares of Common Stock, which amount consists of 372,254 shares issuable upon conversion of $2,576,000 principal amount of the Issuer's 8 1/4% Convertible Subordinated Debentures Due June 1, 2002; 250,000 shares issuable upon conversion of $1,730,000 principal amount of the 9% Convertible Subordinated Debentures Due 1996 originally issued by T-Bar Incorporated and 264,262 shares issuable upon exercise of the Issuer's Redeemable Warrants expiring December 31, 1995 (subject to extension to January 1,
                    2002).

               (b)  Percent of Class:

                    6.9%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the
                          vote:

                              898,016 (giving effect to the
                              conversions and exercise as
                              described in Item 4(a) above)

                    (ii)  shared power to vote or to direct the
                          vote:

                          Not Applicable

                    (iii) sole power to dispose or to direct the
                          disposition of:

                              898,016 (giving effect to the
                              conversions and exercise as
                              described in Item 4(a) above)





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                    (iv)  shared power to dispose or to direct
                          the disposition of:

                          Not Applicable

Items 5-9.                Not Applicable

Item 10. By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






































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                            SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 2, 1994


                                   WECHSLER & CO., INC.


                                   By:   NORMAN J. WECHSLER
                                      -------------------------
                                         Norman J. Wechsler,
                                         President



                                         NORMAN J. WECHSLER
                                      -------------------------
                                         Norman J. Wechsler

































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